UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        Alternative Energy Sources, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    02146J208
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                                 (CUSIP Number)


                               Nova D. Harb, Esq.
                                McGuireWoods LLP
                        50 North Laura Street, Suite 3300
                             Jacksonville, FL 32202
                                 (904) 798-2639
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 19, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

=========================
CUSIP NO. 02146J208
=========================

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark A. Beemer
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

      OO (See Item 3)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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NUMBER OF         7     SOLE VOTING POWER
SHARES
BENEFICIALLY            8,165,000 (See Item 5)
OWNED             --------------------------------------------------------------
BY EACH           8     SHARED VOTING POWER
REPORTING
PERSON
WITH              --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        8,165,000 (See Item 5)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,165,000 (See Item 5)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.04% (See Item 5)
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14    TYPE OF REPORTING PERSON (See Instructions)

      IN
================================================================================


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

Item 1      Security and Issuer.

            This statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.0001 per share (the "Shares"), of Alternative Energy Sources, Inc. (the "Company" or "Alternative Energy"). Mark A. Beemer is the direct beneficial owner of 8,165,000 Shares.

            The principal executive offices of the Company are located at 310 West 20th Street, 2nd Floor, Kansas City, Missouri 64108-2005.

Item 2      Identity and Background.

            (a)   This Statement is filed by Mark A. Beemer.

            (b) The business address for Mr. Beemer is 310 West 20th Street, 2nd Floor, Kansas City, Missouri 64108-2005.

            (c) Mr. Beemer is the President and Chief Executive Officer of the Company.

            (d) During the past five years, Mr. Beemer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, Mr. Beemer has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and Mr. Beemer is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Beemer is a citizen of the United States of America.

Item 3      Source and Amount of Funds or Other Consideration.

            On June 19, 2006, Alternative Energy, Beemer Acquisition Corp. ("Acquisition Sub"), a wholly owned subsidiary of Alternative Energy, and Beemer Energy, Inc. ("Beemer Energy") entered into an Agreement and Plan of Merger and Reorganization. On that date, Acquisition Sub merged with and into Beemer Energy, with Beemer Energy remaining as the surviving entity and a wholly-owned subsidiary of Alternative Energy (the "Merger"). On the closing date of the Merger, the stockholders of Beemer Energy before the Merger surrendered all of their issued and outstanding shares in Beemer Energy and received an aggregate of 12,900,000 Shares. As a former stockholder of Beemer Energy, Mr. Beemer received 7,665,000 Shares as consideration in the Merger.

            In addition, Mr. Beemer purchased an additional 250,000 Shares and the warrants to acquire 250,000 Shares for a total consideration of $250,000 in the Company's private placement offering of Shares and warrants which closed on June 19, 2006. The source of funds for this purchase of Shares and warrants was Mr. Beemer's personal funds.

Item 4      Purpose of Transaction.

            Mr. Beemer's acquisition of the Shares described in the transactions set forth in Item 3 of this Schedule was for the purpose of investment. Mr. Beemer has no plans and knows of no proposals with respect to the Shares he beneficially owns that would relate to or result in any matter required to be described in response to paragraphs (a) through (j) below:


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

            (a) an acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, other than the vesting of options to acquire Shares, granted to certain employees of the Company but which have not yet vested;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or its subsidiary;

            (c) a sale or transfer of a material amount of the Company's assets;

            (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board of directors, other than the board of directors' appointment of Lee L. Blank to be effective on July 4, 2006, to fill a vacancy that exists on the board of directors, and other changes that have been publicly disclosed by the Company on Current Reports on Form 8-K;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's corporate structure;

            (g) any changes to the Company's articles of incorporation, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company;

            (h) any person causing a class of securities of the Company to be delisted from a national securities exchange or cease to authorized or quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   any similar action.

Item 5      Interests in Securities of the Issuer.

            (a) As of the date of this Statement, Mr. Beemer is the direct beneficial owner of 8,165,000 Shares, or approximately 20.04%, of the 40,500,000 Shares that are outstanding on the date of this Schedule.

            (b) Mr. Beemer has the sole voting and dispositive power over all of the Shares described in (a) above.

            (c) The Reporting Person has not effected any transactions in the Shares during the 60 days prior to the date of this Statement, other than the transactions described in Item 3 whereby Mr. Beemer acquired the Shares.

            (d) No person other than Mr. Beemer has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

            (e)   Not applicable.


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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            In connection with the Merger, Mr. Beemer entered into a lock-up agreement with Tompkins Capital Group dated June 19, 2006, whereby, other than with the prior consent of Tompkins Capital Group, he agreed not sell, transfer or dispose of any securities of the Company acquired in connection with the Merger until June 19, 2008.

Item 7      Material to be Filed as Exhibits.

            None.


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

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 29, 2006


                                         /s/ Mark A. Beemer
                                         ----------------------------
                                         Name: Mark A. Beemer


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